

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Via E-mail
Mr. Thomas L. Brown
Vice President, Chief Financial Officer and Treasurer
RLI Corp.
9025 North Lindbergh Drive
Peoria, Illinois 61615

> **Re: RLI Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-09463**

Dear Mr. Brown:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 13
Notes to Consolidated Financial Statements
9. Statutory Information and Dividend Restrictions, page 59

1. Please address the following by providing us proposed disclosure to be included in future periodic filings:

   - Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in the disclosure.
   - Provide, as applicable, disclosures required by ASC 944-505-3, 5 and 6.
   - Disclose the amount of retained earnings that is restricted or free of restriction for payment of dividends to RLI Corp's stockholders. Refer to Rule 4-08(e) (1) of Regulation S-X.

- Disclose the amounts of restricted net assets of subsidiaries as of December 31, 2011 or tell us how your current disclosure meets the objective of Rule 4-08(e) (3) (ii) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant